Sub-Item 77C: Submission of Matters to a Vote of Security Holders

On October 31, 2013, the Trust held a Special Meeting of Shareholders to consider the following proposal:

To approve a new investment advisory agreements between the Trust, on behalf of each of its series and Centre Asset Management, LLC.

The following votes were recorded:

American Select Equity Fund

# of Votes Cast

% of Votes Cast

Abstain

1,201,424

18.89%

Total

6,360,535

100.00%

Global Select Equity Fund

# of Votes Cast

% of Votes Cast

For	1,226,285	100.00%
Against	–	0.00%
Abstain – 0.00% Total 1,226,285 100.00%
Multi-Asset Real Return Fund	# of Votes Cast	% of Votes Cast
For	5,960,514	100.00%
Against	–	0.00%
Abstain – 0.00% Total 5,960,514 100.00%

Endnotes

For	5,066,699	79.66%
Against	92,412	1.45%